Exhibits to Form 20-F

Exhibit Number                  Description                                                            Remarks
Exhibit 19.1
Memorandum and Articles of Association of
AngloGold Limited as in effect on May 6, 2008
Incorporated by reference to Exhibit 19.1 of
AngloGold’s annual report on Form 20-F filed
with the Securities and Exchange Commission
on May 19, 2008
Exhibit 19.4.1.1
AngloGold Limited Share Incentive Scheme in
effect April 4, 2003
Incorporated by reference to Exhibit 19.4(c) of
AngloGold’s annual report on Form 20-F filed
with the Securities and Exchange Commission
on June 28, 2002
Exhibit 19.4.1.2
Bonus Share Plan in effect on May 6, 2008
Incorporated by reference to Exhibit 19.4.1.2
of AngloGold’s annual report on Form 20-F
filed with the Securities and Exchange
Commission on May 19, 2008
Exhibit 19.4.1.3
Long-Term Incentive Plan in effect April 29,
2005
Incorporated by reference to Exhibit 19.4.1.3
of AngloGold Ashanti’s annual report on Form
20-F filed with the Securities and Exchange
Commission on March 20, 2006
Exhibit 19.4.1.4
Letter confirming appointment of M Cutifani as
chief executive officer of AngloGold Ashanti
Limited
Incorporated by reference to Exhibit 19.4.1.5
of AngloGold’s annual report on Form 20-F
filed with the Securities and Exchange
Commission on May 19, 2008
Exhibit 19.4.1.5 Retainer agreement of M Cutifani with
AngloGold Ashanti International Services
Limited
Incorporated by reference to Exhibit 19.4.1.6
of AngloGold’s annual report on Form 20-F
filed with the Securities and Exchange
Commission on May 19, 2008
Exhibit 19.4.1.6
Sale and Purchase Agreement dated January
27, 2009 among AngloGold Ashanti Australia
Limited, AngloGold Ashanti Limited,
Saddleback Investments Pty Ltd, Newmont
Boddington Pty Ltd, Newmont Mining
Corporation, Newmont Australia Limited and
BGM Management Company Pty Ltd.
Exhibit 19.6
Statement regarding how loss/earnings per
share information was calculated
See note 9 to the consolidated financial
statements
Exhibit 19.8
List of AngloGold Ashanti Limited subsidiaries
Exhibit 19.12.1
Certification of Mark Cutifani, Chief Executive
Officer of AngloGold Ashanti Limited, pursuant
to Section 302 of the Sarbanes-Oxley Act of
2002
Exhibit 19.12.2
Certification of Srinivasan Venkatakrishnan,
Chief Financial Officer of AngloGold Ashanti
Limited, pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

Exhibit 19.13
Certification pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of
the Sarbanes-Oxley Act of 2002
Exhibit 19.15.1 (a and b)
Consents of Ernst & Young, independent
registered public accounting firm
Exhibit 19.15.2 (a and b)
Consents of KPMG, independent registered
public accounting firm
Exhibit 19.15.3
Consent of BDO Stoy Hayward, independent
registered public accounting firm

EXHIBIT 19.8
PRINCIPAL AND OPERATING SUBSIDIARIES FOR THE YEAR ENDED 31 DECEMBER
Percentage held
Country of
Incorporation
Shares
held
2008
Shares
held
2007
%
2008
%
2007
Principal subsidiaries
AngloGold Ashanti Australia Limited 2 257,462,077 257,462,077 100 100
AngloGold Ashanti Holdings plc 7 3,373,171,254 2,132,183,982 100 100
AngloGold Offshore Investments Limited 5 5,000,000 5,000,000 100 100
AngloGold Ashanti USA Incorporated 11 234 150 100 100
* 500 * 500
Operating subsidiaries
(1)
AngloGold Ashanti Brasil Mineração Ltda 3 8,827,437,875 8,827,437,875 100 100
AngloGold Ashanti (Ghana) Limited 4 132,419,585 132,419,585 100 100
AngloGold Ashanti (Iduapriem) Limited 4 66,270 66,270 100 100
AngloGold Australia (Sunrise Dam) Pty Limited 2 2 2 100 100
AngloGold Namibia (Pty) Ltd 9 10,000 10,000 100 100
Cerro Vanguardia S.A. 1 13,875,000 13,875,000 92.50 92.50
AngloGold Ashanti (Colorado) Corp
(2)
11 1,250 1,250 67 67
Geita Gold Mining Limited 10 2 2 100 100
Mineração Serra Grande S.A. 3 499,999,997 499,999,997 50 50
Societé Ashanti Goldfields de Guinée S.A. 6 3,486,134 3,486,134 85 85
Société des Mines de Morila S.A. 8 400 400 40 40
Société d'Exploitation des Mines d'Or de Sadiola S.A. 8 38,000 38,000 38 38
Société d'Exploitation des Mines d'Or de Yatela S.A. 8 400 400 40 40
Teberebie Goldfields Limited 4 2,066,667 2,066,667 100 100
* Indicates preference shares
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.
(1)
All the operating mines in South Africa, namely Great Noligwa, Kopanang, Moab Khotsong, Tau Lekoa, Mponeng, Savuka and
TauTona, are all held by the parent company, AngloGold Ashanti Limited.
(2)
Operates the Cripple Creek & Victor gold mine, a wholly-owned operation.
Country of incorporation – key
1 Argentina
7
Isle of Man
2 Australia
8
Mali
3 Brazil
9
Namibia
4 Ghana
10
Tanzania
5 Guernsey
11
United States of America
6 Republic of Guinea

EXHIBIT 19.12.1
CERTIFICATION
I, Mark Cutifani, certify that:

1.    I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)   Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.    The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date: May 4, 2009
/s/ Mark Cutifani
Mark Cutifani
Chief Executive Officer

EXHIBIT 19.12.2
CERTIFICATION
I, Srinivasan Venkatakrishnan, certify that:

1.    I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;
2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.    The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)   Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)   Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.    The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):
(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.
Date: May 4, 2009
/s/ Srinivasan Venkatakrishnan
Srinivasan Venkatakrishnan
Chief Financial Officer

EXHIBIT 19.13

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of AngloGold Ashanti Limited (the “Company”) on Form 20-F for the period ending December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify that to the best of our knowledge:

1.
The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 4, 2009
/s/ Mark Cutifani
Name: Mark Cutifani
Title: Chief Executive Officer

Date: May 4, 2009
/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer

Exhibit 19.15.1(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8
(No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated May 4,
2009, with respect to the consolidated financial statements of AngloGold Ashanti Limited and the effectiveness of internal control over financial reporting of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended December 31, 2008.

/s/ Ernst & Young Inc.

Ernst & Young Inc.
Registered Auditor

Johannesburg
Republic of South Africa
May 4, 2009

Exhibit 19.15.1(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8
(No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated
June 15, 2007, with respect to the balance sheet of Société des Mines de Morila S.A. as of
December 31, 2006, and the related statement of income, cash flows, and changes in shareholders’ equity for the year then ended, as included in the December 31, 2008 Annual
Report on Form 20-F of AngloGold Ashanti Limited.

/s/ Ernst & Young Inc.

Ernst & Young Inc.
Registered Auditor

Johannesburg
Republic of South Africa
May 4, 2009

Exhibit 19.15.2(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8
(No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated
June 25, 2007, with respect to the balance of Société d’Exploitation des Mines d’Or de Yatela
S.A. as of December 31, 2006, and the related statements of income, changes in stockholders’
equity and cash flows for the year then ended, which report appears in the December 31, 2009
Annual Report (Form 20-F) of AngloGold Ashanti Limited.

/s/ KPMG

KPMG

Johannesburg
South Africa
April 30, 2009

Exhibit 19.15.2(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File
No. 333-10990 and No. 333-113789) of AngloGold Ashanti Limited of our report dated May 4,
2009, with respect to the balance sheet of Société d’Exploitation des Mines d’Or de Sadiola
S.A. as of December 31, 2008, and the related statements of income, changes in stockholders’
equity and cash flows for the years ended December 31, 2008 and 2006, included in this
Annual Report (Form 20-F) of AngloGold Ashanti Limited for the year ended December 31,
2008.

/s/ KPMG

KPMG
Registered Auditor

Bloemfontein
South Africa
May 4, 2009

Exhibit 19.15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Société des Mines de Morila S.A.

We consent to the incorporation by reference in the Registration Statements on Form S-8
(No. 333-10990 and No. 333-113789) of our report dated 22 April, 2009, with respect to the annual financial statements of Société des Mines de Morila S.A. included in this Annual Report
(Form 20-F) for the year ended December 31, 2008.

/s/ BDO Stoy Hayward LLP

BDO Stoy Hayward LLP
London

April 29, 2009